AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT TO INVESTMENT ADVISORY AGREEMENT (this "Amendment") is made as of August 6, 2014, by and between MacKenzie Realty Capital, Inc., a Maryland corporation having its principal place of business in Moraga, California (the "Company"), and MCM Advisers, LP, a California limited partnership having its principal place of business in Moraga, California (the "Adviser"). Capitalized terms used but not defined herein shall have the meanings assigned to them in that certain Investment Advisory Agreement, dated February 28, 2013, by and between the Company and the Adviser (the "Agreement").

WHEREAS, pursuant to the Agreement, the Adviser is entitled to receive a Portfolio Structuring Fee of 3.5% as compensation for its advisory services under the Agreement, including composing the Company's portfolio by identifying, evaluating and structuring each portfolio acquisition;

WHEREAS, the Adviser and the Company wish to reduce the Portfolio Structuring Fee to 3.0%;

WHEREAS, the Adviser understands and intends that: (i) the Company will rely on this Amendment in accruing the expenses of the Company for purposes of calculating net asset value and for other purposes; and (ii) the Company is expressly permitted to do the foregoing; and

WHEREAS, the shareholders of the Company will benefit from this Amendment by incurring lower Company operating expenses than they would absent such Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.
Portfolio Structuring Fee. The Adviser and the Company agree that the Portfolio Structuring Fee shall be reduced to 3.0% of the gross amount the Company receives from selling its common stock in the Offering.

2.	Survival. The provisions of this Amendment will inure to the benefit of and be binding upon the successors and assigns of the Company and the Adviser.

3.
Assignment. This Amendment and the rights and obligations hereunder may not be assigned by a party without the express written consent of the other party. Subject to the foregoing, the benefits of this Amendment shall inure to the parties hereto, their respective successors and assigns, and to the indemnified parties hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Amendment by the parties hereto shall be binding upon their respective successors and assigns.

IN WITNESS WHEREOF, the Adviser and the Company have agreed to this Amendment as of the day and year first above written.

MCM ADVISERS, LP

By:
Chip Patterson, Managing Director

MACKENZIE REALTY CAPITAL, INC.

By: /s/ Chip Patterson
Chip Patterson, Secretary